UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80303D107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

______________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,090,789

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,090,789

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,090,789

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,006,790

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,006,790

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,006,790

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,090,789

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,090,789

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,090,789

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

4,000

8.	SHARED VOTING POWER

1,090,789

9.	SOLE DISPOSITIVE POWER

4,000

10.	SHARED DISPOSITIVE POWER

1,090,789

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,094,789

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

52,653

8.	SHARED VOTING POWER

1,006,790

9.	SOLE DISPOSITIVE POWER

52,653

10.	SHARED DISPOSITIVE POWER

1,006,790

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,059,443

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

Item 1.	Security and Issuer.

The name of the issuer is Sanuwave Health, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11495 Valley View Road, Eden Prairie, Minnesota, 55344. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report: (x) a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below, as a result of the 1-for-375 reverse stock split of the Shares that became effective on October 18, 2024 (the “Reverse Stock Split”); (y) a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below, as a result of the Issuer’s issuance of an aggregate of 3,989,456 Shares in exchange for all outstanding (A) Future Advance Convertible Promissory Notes (“Notes”) and (B) Common Stock Purchase Warrants issued by the Issuer in private placements in August 2022, November 2022, May 2023, December 2023, January 2024 and June 2024 (collectively, the “Warrants”) ((A) and (B), together, the “Exchange”). Pursuant to the Exchange, after adjustment to reflect the Reverse Stock Split, (i) each outstanding Note was fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the Note) into Shares at $15.00 per share, (ii) each Warrant with an exercise price of $15.00 per share (i.e., $0.04 prior to the Reverse Stock Split) was exchanged for 0.0024 Shares per share subject to such Warrant, and (iii) each Warrant with an exercise price of $25.13 per share (i.e., $0.067 prior to the Reverse Stock Split) was exchanged for approximately 0.0023 Shares share subject to such Warrant. The foregoing description of the Exchange does not purport to be complete and is subject to and qualified in its entirety by reference to the Issuer’s 8-K filed on October 18, 2024 (the “8-K”), which is incorporated herein by reference; and (z) that on October 16, 2024, Explorer entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which Explorer acquired 181,818 Shares from the Issuer in a private placement at a price of $8.25 per Share (the “Private Placement”), in each case, after adjustment to reflect the Reverse Stock Split. The Private Placement closed on October 18, 2024. The foregoing descriptions of the Purchase Agreement and the Private Placement do not purport to be complete and is subject to and qualified in its entirety by reference to the 8-K, which is incorporated herein by reference.

In addition, prior to the Exchange, certain Reporting Persons were required to elect whether or not they would participate in the Exchange pursuant to letter agreements provided by the Issuer. Such Reporting Persons each elected to participate in the Exchange pursuant to the letter agreements alongside other shareholders, with such election contingent upon the implementation of the Reverse Stock Split.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of

1,094,789 Shares, constituting 12.8% of the Shares*.

Besser has the sole power to vote or direct the vote of 4,000 Shares; has the shared power to vote or direct the vote of 1,090,789 Shares; has the sole power to dispose or direct the disposition of 4,000 Shares; and has the shared power to dispose or direct the disposition of 1,090,789 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of

1,059,443 Shares, constituting 12.8% of the Shares*.

Frank has the sole power to vote or direct the vote of 52,653 Shares; has the shared power to vote or direct the vote of 1,006,790 Shares; has the sole power to dispose or direct the disposition of 52,653 Shares; and has the shared power to dispose or direct the disposition of 1,006,790 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 1,090,789 Shares, constituting 12.8% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 1,090,789 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 1,090,789 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of

1,006,790 Shares, constituting 11.8% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,006,790 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,006,790 Shares.

Excluding the transactions described in Item 6, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.

*The outstanding Shares figure reflects 8,534,305 shares issued and outstanding, after adjustment to reflect the Reverse Stock Split.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2024
(Date)

MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated October 22, 2024, relating to the Common Stock, par value $0.001, of Sanuwave Health, Inc. shall be filed on behalf of the undersigned.

October 22, 2024
(Date)

MANCHESTER EXPLORER, L.P. /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

10/18/2024	Common Stock Purchase Warrant		150,000 (2) (3) (6)	$15.00 (1)
10/18/2024	Common Stock, par value $0.001	150,000 (2) (3) (6)		$15.00 (1) (3)

10/18/2024	Common Stock Purchase Warrant		141,667 (2) (4) (6)	$25.13 (1)
10/18/2024	Common Stock, par value $0.001	141,667 (2) (4) (6)		$25.13 (1) (4)

10/18/2024	Common Stock Purchase Warrant		18,000 (2) (3) (6)	$15.00 (1)
10/18/2024	Common Stock, par value $0.001	18,000 (2) (3) (6)		$15.00 (1) (3)

10/18/2024	Common Stock Purchase Warrant		17,000 (2) (4) (6)	$25.13 (1)
10/18/2024	Common Stock, par value $0.001	17,000 (2) (4) (6)		$25.13 (1) (4)

10/18/2024	Future Advance Convertible Promissory Note		7,667 (2) (5) (6)	$15.00 (1) (5)

10/18/2024	Common Stock, par value $0.001	7,667 (2) (5) (6)		$15.00 (1) (5)

10/18/2024	Common Stock Purchase Warrant		6,000 (2) (3) (6)	$15.00 (1)
10/18/2024	Common Stock, par value $0.001	6,000 (2) (3) (6)		$15.00 (1) (3)

10/18/2024	Common Stock Purchase Warrant		5,667 (2) (4) (6)	$25.13 (1)
10/18/2024	Common Stock, par value $0.001	5,667 (2) (4) (6)		$25.13 (1) (4)

10/18/2024	Future Advance Convertible Promissory Note		57,498 (2) (5) (6)	$15.00 (1) (5)

10/18/2024	Common Stock, par value $0.001	57,498 (2) (5) (6)		$15.00 (1) (5)

10/18/2024	Future Advance Convertible Promissory Note		8,625 (2) (5) (6)	$15.00 (1) (5)

10/18/2024	Common Stock, par value $0.001	8,625 (2) (5) (6)		$15.00 (1) (5)

10/18/2024	Common Stock Purchase Warrant		44,998 (2) (3) (6)	$15.00 (1)
10/18/2024	Common Stock, par value $0.001	44,998 (2) (3) (6)		$15.00 (1) (3)

10/18/2024	Common Stock Purchase Warrant		6,750 (2) (3) (6)	$15.00 (1)
10/18/2024	Common Stock, par value $0.001	6,750 (2) (3) (6)		$15.00 (1) (3)

10/18/2024	Common Stock Purchase Warrant		42,498 (2) (4) (6)	$25.13 (1)
10/18/2024	Common Stock, par value $0.001	42,498 (2) (4) (6)		$25.13 (1) (4)

10/18/2024	Common Stock Purchase Warrant		6,375 (2) (4) (6)	$25.13 (1)
10/18/2024	Common Stock, par value $0.001	6,375 (2) (4) (6)		$25.13 (1) (4)

10/18/2024	Common Stock, par value $0.001	181,818 (8) (6)		$8.25 (8)

10/18/2024	Common Stock Purchase Warrant		15,000 (2) (3) (7)	$15.00 (1)
10/18/2024	Common Stock, par value $0.001	15,000 (2) (3) (7)		$15.00 (1) (3)

10/18/2024	Common Stock Purchase Warrant		14,167 (2) (4) (7)	$25.13 (1)
10/18/2024	Common Stock, par value $0.001	14,167 (2) (4) (7)		$25.13 (1) (4)

(1) On October 18, 2024, effective upon the implementation of the Reverse Stock Split (as defined below), the Company issued an aggregate of 3,989,456 shares of Common Stock in exchange for all outstanding (A) Future Advance Convertible Promissory Notes (“Notes”) and (B) Common Stock Purchase Warrants issued by the Company in private placements in August 2022, November 2022, May 2023, December 2023, January 2024 and June 2024 (collectively, the “Warrants”) ((A) and (B), together, the “Exchange”). Pursuant to the Exchange, after adjustment to reflect the Reverse Stock Split, (i) each outstanding Note was fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the Note) into shares of Common Stock at $15.00 per share, (ii) each Warrant with an exercise price of $15.00 per share (i.e., $0.04 prior to the Reverse Stock Split) was exchanged for 0.0024 shares of Common Stock per share subject to such Warrant (the “$15.00 Warrants”), and (iii) each Warrant with an exercise price of $25.13 per share (i.e., $0.067 prior to the Reverse Stock Split) was exchanged for approximately 0.0023 shares of Common Stock per share subject to such Warrant (the “$25.13 Warrants”). The foregoing description of the Exchange does not purport to be complete and is subject to and qualified in its entirety by reference to the Issuer’s 8-K filed on October 18, 2024 (the “8-K”), which is incorporated herein by reference.

(2) On October 15, 2024, the Issuer filed a Certificate of Amendment to its Articles of Incorporation, as amended (the “Certificate of Amendment”), to implement a 1-for-375 reverse stock split (the “Reverse Stock Split”) of Common Stock.

As a result of the Reverse Stock Split, at 12:01 a.m. Mountain Time on October 18, 2024, every 375 shares of Common Stock then issued and outstanding automatically were combined into one share of Common Stock, with no change in par value per share. No fractional shares were outstanding following the Reverse Stock Split, and any fractional shares that would have resulted from the Reverse Stock Split will be settled in cash. The text of the Certificate of Amendment that effected the foregoing actions was included as Exhibit 3.1 of the 8-K and is incorporated herein by reference.

As a result of the foregoing, the number of reported securities herein is on a post-Reverse Stock Split basis.

(3) Pursuant to the terms of the Exchange, the $15.00 Warrants were each exchanged for approximately 0.0024 shares of Common Stock per share subject to such Warrant.

(4) Pursuant to the terms of the Exchange, the $25.13 Warrants were each exchanged for approximately 0.0023 shares of Common Stock per share subject to such Warrant.

(5) Pursuant to the terms of the Exchange, each outstanding Note was fully accelerated to maturity (with 15% interest paid on the outstanding principal) and then converted (per the terms of the Note) into shares of Common Stock at $15.00 per share.

(6) The reported securities and warrants are owned directly by Manchester Explorer, L.P. (“Explorer”) and may be deemed to be indirectly beneficially owned by (i) Manchester Management Company, LLC (“Manchester Management”), the general partner of Explorer, (ii) Manchester Management PR, LLC (“Manchester PR”), the investment adviser to Manchester Management, (iii) James E. Besser, the managing member of Manchester Management and Manchester PR, and (iv) Morgan Frank, who serves as a portfolio manager and as a consultant for Explorer. The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(7) The reported securities and warrants are directly owned by Morgan C. Frank in his personal capacity.

(8) On October 16, 2024, Explorer entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Reporting Persons acquired 181,818 shares of the Issuer’s Common Stock from the Issuer in a private placement at a price of $8.25 per share of Common Stock (the “Private Placement”), in each case, after adjustment to reflect the Reverse Stock Split. The Private Placement closed on October 18, 2024. The foregoing descriptions of the Purchase Agreement and the Private Placement do not purport to be complete and is subject to and qualified in its entirety by reference to the 8-K, which is incorporated herein by reference.

The Form 4s filed by Reporting Persons on October 22, 2024, which include transaction information with respect to the changes in the terms of the warrants as set forth in the letter agreements and the subject of the Exchange, are each incorporated herein by reference.